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1. Read the enclosed Proxy Statement.

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What’s Inside

Answers to your questions about the merger proposal
Supplements to the prospectus

from Prudential Financial

JennisonDryden is proposing to merge four of its state-specific municipal bond funds into the Dryden National Municipals Fund to create what is expected to be a larger, more efficient fund. This packet describes the anticipated impact of the mergers as well as their expected benefits to shareholders. The Board of Directors/Trustees of each fund recommends that you vote to approve the proposal. Please read the enclosed material and vote your shares as soon as possible. (Your quick response will help us hold down communications costs.) Several methods for voting your shares have been provided to make it as easy as possible for you.

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders as of July 21, 2006, of the Florida Series, the New Jersey Series, the New York Series, and the Pennsylvania Series are being asked to approve a proposal for the acquisition of all of the assets of their state-specific fund by the Dryden National Municipals Fund.

What are the reasons for the four transactions?

Merging each state-specific fund into the Dryden National Municipals Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide income exempt from federal income taxes. The accompanying combined joint proxy statement and prospectus includes a detailed description of each proposal as well as the expected benefits to shareholders.

Is shareholder approval of any one transaction dependent upon shareholder approval of any of the other three transactions?

No. They are separate transactions. Shareholder approval of any one transaction is not contingent upon, and will not affect, shareholder approval of any of the other three transactions. In addition, completion of any one transaction is not contingent upon, and will not affect, completion of any of the other three transactions.

Do the state-specific funds and Dryden National Municipals Fund have similar investment objectives and policies? Will the state tax treatment of my investment change?

The investment objectives of the Florida Series and Dryden National Municipals Fund are similar in that each fund seeks current income that is exempt from federal income taxes; however, they differ with respect to how fund shares are treated for purposes of Florida intangible personal property taxes. Unlike the Florida Series, the value of shares of Dryden National Municipals Fund is not exempt from Florida intangible property taxes. The investment objectives of the New Jersey Series, the New York Series, the Pennsylvania Series, and Dryden National Municipals Fund are similar in that each fund seeks current income that is exempt from federal income taxes; however, they differ with respect to how dividend income on fund shares is treated for New Jersey, New York, and Pennsylvania state income tax purposes. Unlike these three Series, dividend income received by shareholders of Dryden National Municipals Fund is not exempt from New Jersey, New York, or Pennsylvania state or local income taxes. No assurance can be given that the state-specific funds and Dryden National Municipals Fund will achieve their respective investment objectives. If the reorganization with respect to a state-specific fund is completed, shareholders of that fund will become shareholders of Dryden National Municipals Fund.

Although the state-specific funds and Dryden National Municipals Fund invest primarily in municipal securities, the funds do not primarily invest in the same types of municipal securities. In particular, the state-specific funds emphasize municipal securities from their respective states.

Who is the manager for the state-specific funds and Dryden National Municipals Fund?

Prudential Fixed Income, a unit of Prudential Investment Management, Inc., is the manager for each fund. If the proposal is approved, we expect that Prudential Fixed Income will continue to be the manager and that Robert Tipp, Susan Courtney, and Dennis Hepworth will continue as the portfolio managers for Dryden National Municipals Fund after the transactions.

How do the expenses of the state-specific funds and Dryden National Municipals Fund compare?

Dryden National Municipals Fund had a lower net operating expense ratio than each state-specific fund as of February 28, 2006:

• Dryden National Municipals Fund (Class A): 0.87%

• Florida Series (Class A): 1.21%

• New Jersey Series (Class A): 1.01%

• New York Series (Class A): 0.95%

• Pennsylvania Series (Class A): 1.00%

Is each transaction a taxable event for federal income tax purposes?

We do not expect any transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

What will be the anticipated size of Dryden National Municipals Fund after the transactions?

If the relevant proposal is approved by the shareholders of a state-specific fund, the approximate net assets for the combined Dryden National Municipals Fund would have been as follows as of February 28, 2006, on a pro forma basis.

Combined Dryden National Municipals Fund (assuming Florida Series reorganization only)	Combined Dryden National Municipals Fund (assuming New Jersey Series reorganization only)	Combined Dryden National Municipals Fund (assuming New York Series reorganization only)	Combined Dryden National Municipals Fund (assuming Pennsylvania Series reorganization only)	Combined Dryden National Municipals Fund (assuming all four reorganizations)
$555.3 million	$636.1 million	$666.0 million	$623.7 million	$977.9 million

Moving the assets of the smaller state-specific funds into Dryden National Municipals Fund may help the portfolio managers more efficiently manage the asset base in one fund.

How will you determine the number of shares of Dryden National Municipals Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, shareholders of a state-specific fund will receive the number of full and fractional shares of Dryden National Municipals Fund equal in value to the net asset value of their current state-specific fund’s Class A, Class B, Class C, or Class Z shares, as applicable. The transactions are expected to occur following shareholder approval (fourth quarter 2006 or first quarter 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting date?

If we do not receive sufficient votes to hold a meeting for a state-specific fund, we or MIS, an Automatic Data Processing Inc. company and proxy solicitation firm, may contact you by mail or telephone to encourage you to vote. Shareholders should review the proxy materials and cast their vote to avoid additional mailings or telephone calls. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Under existing NYSE rules, it is not expected that brokers, banks, and other nominees will be entitled to vote state-specific fund shares with respect to any of the four reorganization proposals unless the beneficial owner gives specific instructions for such vote to the broker or other nominee. When a broker executes and returns a proxy card but is unable to cast a vote on a matter without specific instructions, and no specific instructions are given, the result is referred to as a “broker non-vote.” Each state-specific fund will forward proxy materials to record owners for any beneficial owners that such record owners may represent.

If sufficient votes for a quorum have not been obtained by a state-specific fund, that fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. A state-specific fund would only take such actions if it believes that such actions would result in sufficient shareholder votes to approve the proposal at the relevant meeting. Therefore, shareholders who are opposed to a proposal should vote AGAINST that proposal.

Have the Boards of Directors/Trustees of the funds approved the proposals?

Yes. The Boards of Directors/Trustees of the funds have approved the proposals and recommend that you also vote for the proposals.

How many votes am I entitled to cast?

You may cast one vote for each share you own of the relevant state-specific fund on the record date, which is July 21, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone or by Internet, or just complete and mail back the enclosed proxy card. You can also vote your shares by attending the relevant meeting. Please see page 2 of the enclosed proxy materials for complete details.

How do I sign the proxy card?

•        Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the card.

•        Joint accounts: Both owners must sign and the signatures must conform exactly to the names shown on the account registration.

•        All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC.	from Prudential Financial

NS02074

Dryden National Municipals Fund, Inc.

Florida Series, New Jersey Series, New York Series, and Pennsylvania Series
of Dryden Municipal Series Fund

Supplement dated June 9, 2006

Proposed Reorganizations

The Board of Trustees of the Dryden Municipal Series Fund and the Board of Directors of the Dryden National Municipals Fund, Inc. recently approved each of the National Reorganizations as described below.

NATIONAL REORGANIZATIONS

Target Funds

Florida Series of Dryden Municipal Series Fund

New Jersey Series of Dryden Municipal Series Fund

New York Series of Dryden Municipal Series Fund

Pennsylvania Series of Dryden Municipal Series Fund

Acquiring Fund

Dryden National Municipals Fund, Inc.

Pursuant to the proposal, the assets and liabilities of each Target Fund would be exchanged for shares of the corresponding Acquiring Fund. The Acquiring Fund shares to be received by Target Fund shareholders in a reorganization will be equal in value, will be of the same class, and will be subject to the same distribution fees, account maintenance fees, and sales charges, including contingent deferred sales charges, if any, as the Target Fund shares held by such shareholders immediately prior to the reorganization.

Each reorganization transaction is subject to approval by the shareholders of the relevant Target Fund. It is anticipated that proxy statements/prospectuses relating to the transactions will be mailed to Target Fund shareholders on or about August 2006 and that the special meetings of Target Fund shareholders will be held on or about October 2006. Shareholder approval of any one reorganization is not contingent upon shareholder approval of any other reorganization.

Under the terms of the proposal, shareholders of a Target Fund would become shareholders of the Acquiring Fund. No sales charges would be imposed in connection with the proposed transfer. The Acquiring Fund and the Target Funds anticipate obtaining opinions of special tax counsel that the transactions will not result in any adverse federal income tax consequences to the Acquiring Fund, any Target Fund, or their respective shareholders.

LR0072

Jennison 20/20 Focus Fund

Jennison Blend Fund, Inc.

Jennison Natural Resources Fund, Inc.

Jennison Small Company Fund, Inc.

Jennison U.S. Emerging Growth Fund, Inc.

Jennison Value Fund

Dryden California Municipal Fund

Dryden Global Total Return Fund, Inc.

Dryden Government Income Fund, Inc.

Dryden Government Securities Trust

Dryden High Yield Fund, Inc.

Dryden Index Series Fund, Inc.

Dryden Municipal Bond Fund

Dryden Municipal Series Fund

Dryden National Municipals Fund, Inc.

Dryden Short-Term Bond Fund, Inc.

Dryden Small Cap Core Equity Fund, Inc.

Dryden Tax-Free Money Fund

Dryden Tax-Managed Funds

Dryden Total Return Bond Fund, Inc.

MoneyMart Assets, Inc.

Prudential Investment Portfolios, Inc.

Prudential World Fund, Inc.

Nicholas-Applegate Fund, Inc.

Strategic Partners Asset Allocation Funds, Inc.

Strategic Partners Mutual Funds, Inc.

Strategic Partners Opportunity Funds

Strategic Partners Real Estate Fund, and Strategic Partners Style Specific Funds, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds

Jennison 20/20 Focus Fund

Jennison Blend Fund

Jennison Conservative Growth Fund

Jennison Equity Opportunity Fund

Jennison Financial Services Fund

Jennison Global Growth Fund

Jennison Growth Fund

Jennison Health Sciences Fund

Jennison Natural Resources Fund

Jennison Select Growth Portfolio

Jennison Small Company Fund

Jennison Technology Fund

Jennison U.S. Emerging Growth Fund

Jennison Utility Fund

Jennison Value Fund

JennisonDryden Conservative Allocation Fund

JennisonDryden Growth Allocation Fund

JennisonDryden Moderate Allocation Fund

Dryden Active Allocation Fund

Dryden Global Total Return Fund

Dryden Government Income Fund

Dryden High Yield Fund

Dryden International Equity Fund

Dryden Large Cap Core Equity Fund

Dryden National Municipals Fund

California Income Series

California Series

Florida Series

New Jersey Series

New York Series

Pennsylvania Series

Dryden Short-Term Corporate Bond Fund

Dryden Small Cap Core Equity Fund

Dryden Stock Index Fund

Dryden Strategic Value Fund

Dryden Tax-Free Money Fund

Dryden Total Return Bond Fund

Dryden Ultra Short Bond Fund

High Income Series

Insured Series

Money Market Series

MoneyMart Assets

Strategic Partners Mutual Funds

Strategic Partners Balanced Fund

Strategic Partners Capital Growth Fund

Strategic Partners Concentrated Growth Fund

Strategic Partners Conservative Allocation Fund

Strategic Partners Core Value Fund

Strategic Partners Equity Income Fund

Strategic Partners Growth Allocation Fund

Strategic Partners High Yield Bond Fund

Strategic Partners International Growth Fund

Strategic Partners International Value Fund

Strategic Partners Large Cap Value

Strategic Partners Managed OTC Fund

Strategic Partners Mid Cap Growth Fund

Strategic Partners Mid Cap Value Fund

Strategic Partners Moderate Allocation Fund

Strategic Partners Money Market Fund

Strategic Partners New Era Growth

Strategic Partners Real Estate Fund

Strategic Partners Small Cap Growth Fund

Strategic Partners Small Cap Value

Strategic Partners Technology Fund

Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1. The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z	Class I	Class Y
Small balance account fee beginning on or about November17, 2006	$15	$15	$15	None	None	None	$15

2.          A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

•             Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale). Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

3.          The table under the caption “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A	Class B	Class C

Minimum purchase amount	$1,000	$1,000	$2,500

Minimum purchase amount beginning on or about November17,2006	$2,500	$2,500	$2,500

Minimum amount for subsequent purchases	$100	$100	$100

Maximum initial sales charge	5.5% of the public offering price	None	None

Contingent Deferred Sales Charge(CDSC) (as a percentage of the lower of original purchase price or sale proceeds)	1% (on investments of $1 million or more redeemed within 1 year)	5% (Year 1) 4% (Year 2) 3% (Year 3) 2% (Year 4) 1% (Year 5/6) 0% (Year 7)	1% (year 1)
Annual distribution and service (12b-1) fees (shown as a percentage of average daily net assets)	.30 of 1% (.25 of 1% currently)	1%	1%

4.          The first note under the caption “Notes to Share Class Comparison Table” is deleted and replaced with the following:

•             The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts. The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50. Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually. Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors. For more information, see “Additional Shareholder Services.”

5.          The second and third notes under the caption “Notes to Share Class Comparison Table” are deleted and replaced with the following:

•             Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

•             For more information about the CDSC and how it is calculated, see “How to Sell Your Shares — Contingent Deferred Sales Charge (CDSC).”

•             Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge. The CDSC is waived for purchases by certain retirement or benefit plans.

6.          The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors. Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments. The minimum initial investment for such investors is $10 million. Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7.          The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts. Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account. We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account). Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Involuntary Redemption” in the Statement of Additional Information. Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

LR0044